Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 June 16, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8758
              Innovative Financial and Technology Portfolio Series
                                 (the "Trust")
                      CIK No. 1805762 File No. 333-238460
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. INASMUCH AS THE WORDS "INNOVATIVE FINANCIAL AND TECHNOLOGY" IN THE TRUST'S NAME CONNOTE A TYPE OF INVESTMENT, PLEASE DISCLOSE A POLICY TO INVEST AT LEAST 80% OF THE TRUST'S NET ASSETS IN COMPANIES WHOSE ECONOMIC FORTUNES ARE SIGNIFICANTLY TIED TO INNOVATIVE FINANCIALS AND TECHNOLOGY. PLEASE ALSO REVISE THE TRUST'S CURRENT PORTFOLIO SELECTION PROCESS TO SPECIFY THE CRITERIA IT WILL USE TO DETERMINE WHETHER A PARTICULAR COMPANY'S ECONOMIC FORTUNES ARE SIGNIFICANTLY TIED TO INNOVATIVE FINANCIALS AND TECHNOLOGY. FOR EXAMPLE, THE TRUST COULD SPECIFY THAT AT LEAST 80% OF ITS NET ASSETS WILL BE INVESTED IN COMPANIES THAT RECEIVE 50% OF THEIR REVENUE OR PROFITS FROM THE SALE OF, OR PROVISION OF SERVICES USING, INNOVATIVE TECHNOLOGY IN FINANCIAL SERVICES DIGITAL TRANSFORMATION, DIGITAL PAYMENT TECHNOLOGY OR FINANCIAL MANAGEMENT SOFTWARE; OR
(2) DEVOTE 50% OF THEIR ASSETS TO SUCH INNOVATIVE FINANCIAL TECHNOLOGY.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the "Objective" section of the prospectus:

      "Under normal market conditions, the Trust will invest at least 80% of its assets in common stocks of companies that the Sponsor believes will benefit significantly from innovation in the field of financial technology, such as payment companies facilitating electronic commerce, financial firms innovating through electronic platforms or digital solutions and software companies involved in serving the financial sector or transforming the financial business suite."

Fee Table:
----------

      2. PLEASE CONSIDER MOVING THE FOOTNOTES DIRECTLY BELOW THE FEE TABLE, RATHER THAN BELOW THE EXAMPLE.

      Response: The Trust believes that the footnotes, as currently presented, are appropriately ordered for investor comprehension and that moving the footnotes as the Staff suggests would make the Example less prominent.

Portfolio Selection Process
---------------------------

      3. IN DESCRIBING THE TRUST'S EVALUATION OF STOCKS, THE DISCLOSURE USES TECHNICAL TERMS SUCH AS PRICE/BOOK AND PRICE MOMENTUM. PLEASE INCLUDE A PLAIN ENGLISH DEFINITION FOR THESE TERMS.

      Response: The prospectus will be revised to include the below definitions in the "Portfolio Selection Process" section in accordance with the Staff's comment:

      "The price/book ratio is a ratio used to compare a stock's market value to its book value. It is calculated by dividing a company's stock price per share by its book value per share; a lower price/book could mean the company is undervalued. Price momentum refers to the speed or velocity of price changes in a security. Price momentum shows the rate of change in price movement over a period of time to help investors determine the strength of a trend. A stock can exhibit bullish momentum, meaning the price is rising, or bearish momentum where the price is steadily falling."

      4. THE DISCLOSURE NOTES THAT AN ESTIMATED VALUE IS CALCULATED FOR EACH OF THE COMPANIES UTILIZING A CASH FLOW RETURN ON INVESTMENT (CFROI) METHOD AND A SECONDARY VALUATION IS MADE EMPLOYING A CONCEPT CALLED ECONOMIC MARGIN. PLEASE INCLUDE A PLAIN ENGLISH EXPLANATION OF CFROI AND ECONOMIC MARGIN. PLEASE ALSO ADD DISCLOSURE REGARDING HOW ECONOMIC MARGIN FACTORS INTO THE SECURITY SELECTION ANALYSIS.

      Response: The prospectus will be revised to include the below definitions in the "Portfolio Selection Process" section in accordance with the Staff's comment:

      "CFROI is a valuation metric that acts as a proxy for a company's economic return. CFROI is defined as the average economic return on all of a company's investment projects in a given year. CFROI gives investors insight into how a company works internally, how the company creates cash, finances its operations, and spends its money. Economic margin measures the return a company earns above or below its cost of capital with the goal of providing a more complete view of a company's underlying economic vitality."

Portfolio Contents
------------------

      5. PLEASE REVISE THE INTRODUCTION TO THE FIRST PARAGRAPH TO CLEARLY STATE ALL OF THE SECURITIES THE TRUST INVESTS IN.

      Response: The disclosure under the "Portfolio Contents" heading is meant to supplement disclosure which appears in the "Objective" and "Portfolio Selection Process" sections. The Trust only includes principal investment types not previously covered in the "Portfolio Selection Process" or "Objective" disclosure under the "Portfolio Contents" section.

      6. PLEASE CLARIFY THE NATURE OF THE TRUST'S INVESTMENTS IN FOREIGN SECURITIES (E.G., ADR AND GDR) IN LIGHT OF STATEMENT IN THE PORTFOLIO SELECTION PROCESS THAT ALL OF THE STOCKS SELECTED TRADE ON A U.S. STOCK EXCHANGE.

      Response: The Trust notes that American Depositary Receipts are traded on U.S. stock exchanges and therefore believes that this disclosure is consistent with the disclosure in the "Portfolio Selection Process" section.

Risk Factors
------------

      7. THE DISCLOSURE ACKNOWLEDGES THE GLOBAL ECONOMIC IMPACT OF THE COVID-19 PANDEMIC, INCLUDING THE EXPECTED DISRUPTION TO MANUFACTURING, SUPPLY CHAINS AND SALES IN AFFECTED AREAS AS WELL AS NEGATIVELY IMPACTING GLOBAL ECONOMIC GROWTH PROSPECTS. PLEASE CONSIDER WHETHER THE TRUST'S RISK DISCLOSURES, INCLUDING MARKET RISK AND ANY SECTOR FOCUS IN THE FINAL PORTFOLIO COMPOSITION, SHOULD BE UPDATED IN LIGHT CURRENT MARKET EVENTS AND CONDITIONS RESULTING FROM THE PANDEMIC. IF THE REGISTRANT BELIEVES THAT NO UPDATED DISCLOSURE IS WARRANTED, PLEASE EXPLAIN SUPPLEMENTALLY WHY NOT.

      Response: The referenced disclosure will be replaced with the following:

      Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

      The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but has resulted in disruptions to manufacturing, supply chains and sales in affected areas and negatively impacted global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      Government interventions aimed at curtailing the distress to financial markets caused by the COVID-19 outbreak such as the Federal Reserve's $700 billion quantitative easing program announced in March 2020, coupled with reducing the Federal funds rate to near-zero, may not work as intended and may result in increased volatility in financial markets. Quantitative easing refers to purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. The impact of government interventions on the markets, and the practical implications for market participants, may not be fully known for some time.

      8. THE RISK FACTORS IDENTIFY "DIVIDENDS" AS A PRINCIPAL RISK. PLEASE INCLUDE ANY SPECIFIC STRATEGY LINKED TO DIVIDEND PAYING STOCKS THAT WOULD GIVE RISE TO THIS PRINCIPAL RISK.

      Response: The section entitled "Portfolio Contents" will be revised to disclose that the Trust invests in "dividend-paying securities."

      9. IN ADDITION TO THE GENERAL RISKS ASSOCIATED WITH FINANCIALS AND INFORMATION TECHNOLOGY SECTORS, PLEASE DISCLOSE THE RISKS SPECIFIC TO FINANCIAL SERVICES DIGITAL TRANSFORMATION, DIGITAL PAYMENT TECHNOLOGY AND FINANCIAL MANAGEMENT SOFTWARE. PLEASE ALSO EXPLAIN TO THE STAFF THE BASIS FOR INCLUDING MORTGAGE REITS AS INNOVATIVE FINANCIAL AND TECHNOLOGY COMPANIES. IF THE TRUST WILL INVEST IN REITS, THIS STRATEGY SHOULD BE IDENTIFIED IN THE PORTFOLIO CONTENTS SECTION. REVISE DISCLOSURE AS APPROPRIATE.

      Response: The referenced Mortgage REITs disclosure will be removed from the "Financials" risk and the following disclosure will be added to the "Risk Factors" section of the Prospectus:

      Financial Technology Innovation Companies Risk. The Trust invests significantly in financial technology innovation companies. Financial technology innovation companies face intense competition, both domestically and internationally, and are subject to increasing regulatory constraints, particularly with respect to fees, competition and anti-trust matters, cybersecurity attacks and privacy concerns. Such companies may be adversely impacted by economic conditions and deterioration in credit markets because they may have significant exposure to consumer and small business loans and other financial products or services. Additionally, financial technology innovation companies may be adversely impacted by potential rapid product obsolescence and disruptions in the technology they depend on. It is important to note that financial technology innovation companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology. A financial technology innovation company may not currently derive any revenue from, and there is no assurance that such company will in the future derive any revenue from, innovative technologies. Such factors may adversely affect the profitability and value of such companies and the value of the Trust's investments.

Public Offering
---------------

      10. PLEASE DISCLOSE THE MAXIMUM SALES CHARGE IN THE SECTION ENTITLED "PUBLIC OFFERING - MAXIMUM SALES CHARGE."

      Response: The Trust notes that the maximum sales charge is disclosed in the Trust's Summary of Essential Information, Fee Table, Statement of Net Assets, and the section entitled "Public Offering - Maximum Sales Charge" in the subsection entitled "Transactional Sales Charge - Initial Sales Charge," as well as the section entitled "Discounts for Certain Persons." As such, the Trust does not believe any changes are necessary to the referenced disclosure.

Expenses and Charges
--------------------

      11. THE DISCLOSURE NOTES THAT IN ADDITION TO THE TRUST'S OPERATING EXPENSES AND FEES, THE TRUST MAY ALSO INCUR CHARGES RELATED TO "THE EXPENSES AND COSTS INCURRED BY THE TRUSTEE TO PROTECT THE TRUST AND YOUR RIGHTS AND INTERESTS." PLEASE BE MORE SPECIFIC AS TO WHAT THIS INCLUDES AND/OR PROVIDE AN EXAMPLE. SEE REVISED DISCLOSURE IN FT 8740 (FILE NO. 333-237827).

      Response: The referenced disclosure in the prospectus will be replaced with the following:

            The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee.

Income and Capital Distributions
--------------------------------

      12. THE DISCLOSURE STATES: "WE ANTICIPATE THAT THERE WILL BE ENOUGH MONEY IN THE CAPITAL ACCOUNT OF THE TRUST TO PAY THE DEFERRED SALES CHARGE." PLEASE CLARIFY TO WHOM THE TRUST PAYS THE DEFERRED SALES CHARGE. WE NOTE THAT ALL OTHER DISCLOSURE IN THE PROSPECTUS STATES THAT UNITHOLDERS PAY THE CHARGE. SEE REVISED DISCLOSURE IN FT 8740 (FILE NO. 333-237827).

      Response: The referenced disclosure will be revised to reflect that the deferred sales charge is paid to the Sponsor of the Trust.

General Comments.
-----------------

      13. ALTHOUGH THE INFORMATION SUPPLEMENT IS NOT PART OF THE PROSPECTUS, PLEASE NOTE THAT THE REGISTRANT SHOULD MAKE SURE THAT THE INFORMATION SUPPLEMENT IS ACCURATE AND ONLY REFLECTS INFORMATION AS TO THE INVESTMENTS OF THE TRUST COVERED BY THE REGISTRATION STATEMENT.

      Response: The Trust notes that the Information Supplement will be tailored to reflect the risks associated with the Trust's investments.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.



                                            Very truly yours,

                                            CHAPMAN AND CUTLER LLP


                                            By /s/ Daniel J. Fallon
                                              ______________________
                                               Daniel J. Fallon